Mail Stop 3561

June 21, 2006

Ms. Cani I. Shuman
Chief Financial Officer
Dynamic Health Products, Inc.
12399 Belcher Road South, Suite 140
Largo, FL 33773

> **Re: Dynamic Health Products, Inc.**
> **Form 8-K Filed June 20, 2006**
> **File No. 0-23031**

Dear Ms. Shuman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02

1. Please amend Form 8-K to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s),

discussed with your independent accountant the matters disclosed in this filing. Refer to the requirement of Item 4.02(a)(3) of Form 8-K.

2. Please amend Form 8-K to quantify the impact of the restatement on your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

3. Please tell us and amend Form 8-K to disclose the specific SEC guidance you are relying on with respect to your reference to the SEC's recent interpretation of accounting for securities with registration rights under EITF 00-19. In addition, remove all references to SEC conclusions.

4. You concluded on November 21, 2005 that your financial statements for the year ended March 31, 2005 and the quarters ended September 30, 2004, December 31, 2004 and June 30, 2005 should no longer be relied upon; yet, you did not file Form 8-K until June 20, 2006. Please note that Form 8-K should be filed within four days of the triggering event. In this regard, please explain to us why it was not filed within the appropriate timeframe. Refer to SEC Release 33-8400.

5. Please note that we may have further comments with respect to the disclosures in Form 8-K pending the resolution of issues addressed in connection with our review of your Form 10-KSB for fiscal year ended March 31, 2005.

* * * *

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have any questions regarding these comments.

Sincerely,

Sarah Goldberg